Exhibit (12)

[Bingham McCutchen letterhead]

March 19, 2010

Domini Social Investment Trust

536 Broadway, 7th Floor

New York, New York 10012

Ladies and Gentlemen:

This opinion is furnished to you pursuant to paragraph 8.5 of the Agreement and Plan of Reorganization (the “Agreement”), dated as of March 19, 2010, by and among Domini Social Investment Trust, a Massachusetts business trust (the “Trust”), on behalf of Domini International Social Equity Fund, a series thereof (the “Acquiring Fund”), and the Trust, on behalf of each of its series listed on Exhibit A to the Agreement under the heading “Acquired Fund” (the “Acquired Funds”). All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Agreement. The Agreement contemplates the acquisition of all of the Assets of each Acquired Fund by the Acquiring Fund in exchange for, in each case, (a) the assumption by the Trust, on behalf of the Acquiring Fund, of the Liabilities of that Acquired Fund and (b) the issuance and delivery by the Trust, on behalf of the Acquiring Fund, to that Acquired Fund, for distribution, in accordance with paragraph 1.3 of the Agreement, pro rata to the applicable Acquired Fund Shareholders in exchange for the Acquired Fund Shares and in complete liquidation of that Acquired Fund, of a number of Acquiring Fund Shares having an aggregate net asset value equal to the value of the Assets, less the amount of the Liabilities, of that Acquired Fund so transferred to the Acquiring Fund (each such acquisition, assumption, issuance and delivery, and distribution relating to a particular Acquired Fund is referred to herein as a “Transaction”).

In connection with this opinion we have examined and relied upon the originals or copies, certified or otherwise identified to us to our satisfaction, of the Agreement and related documents (collectively, the “Transaction Documents”). In that examination, we have assumed the genuineness of all signatures, the capacity and authority of each party executing a document to so execute the document, the authenticity and completeness of all documents purporting to be originals (whether reviewed by us in original or copy form) and the conformity to the originals of all documents purporting to be copies (including electronic copies). We have also assumed that each agreement and other instrument reviewed by us is valid and binding on the party or parties thereto and is enforceable in accordance with its terms, and that there are no contracts, agreements, arrangements, or understandings, either written or oral, that are inconsistent with or that would materially alter the terms of the Agreement or the other Transaction Documents.

As to certain factual matters, we have relied with your consent upon, and our opinion is limited by, the representations of the various parties set forth in the Transaction Documents and in certificates of the Trust dated as of the date hereof (the “Certificates”). Our opinion assumes (i) that all representations set forth in the Transaction Documents and in the Certificates will be true and correct in all material

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March 19, 2010

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respects as of the date of each of the Transactions, and (ii) that the Agreement is implemented in accordance with its terms and consistent with the representations set forth in the Transaction Documents and Certificates. Our opinion is limited solely to the provisions of the Internal Revenue Code of 1986, as amended and as presently in effect (the “Code”), existing case law, existing permanent and temporary treasury regulations promulgated under the Code (“Treasury Regulations”), and existing published revenue rulings and procedures of the Internal Revenue Service that are in effect as of the date hereof, all of which are subject to change and new interpretation, both prospectively and retroactively. We assume no obligation to update our opinion to reflect other facts or any changes in law or in the interpretation thereof that may hereafter occur.

On the basis of and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes, with respect to each Transaction:

1.

The transfer to the Acquiring Fund of all of the Assets of the applicable Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption by the Trust, on behalf of the Acquiring Fund, of all of the Liabilities of the applicable Acquired Fund, followed by the distribution of those Acquiring Fund Shares to the Acquired Fund Shareholders of the applicable Acquired Fund in complete liquidation of such Acquired Fund, will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and the applicable Acquired Fund and the Acquiring Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.

No gain or loss will be recognized by the Acquiring Fund upon receipt of the Assets of the applicable Acquired Fund solely in exchange for Acquiring Fund Shares and the assumption by the Trust, on behalf of the Acquiring Fund, of the Liabilities of the applicable Acquired Fund.

3.

The basis in the hands of the Acquiring Fund of the Assets of the applicable Acquired Fund will be the same as the basis of those Assets in the hands of the Acquired Fund immediately prior to the transfer, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Acquired Fund upon the transfer.

4.

The holding period of each Asset in the hands of the Acquiring Fund, other than Assets with respect to which gain or loss is required to be recognized in the applicable Transaction, will include the period during which the Asset was held by the applicable Acquired Fund (except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an Asset).

5.	No gain or loss will be recognized by the applicable Acquired Fund upon the transfer of its Assets to the Acquiring Fund solely in exchange

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for Acquiring Fund Shares and the assumption by the Trust, on behalf of the Acquiring Fund, of the Liabilities of the Acquired Fund, or upon the distribution of the Acquiring Fund Shares by the Acquired Fund to its shareholders in complete liquidation, except for (A) any gain or loss that may be recognized with respect to contracts subject to Section 1256 of the Code, (B) any gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code and (C) any other gain or loss that may be required to be recognized as a result of the closing of the Acquired Fund’s taxable year or upon the transfer of an Asset regardless of whether such transfer would otherwise be a non-taxable transaction under the Code.

6.

No gain or loss will be recognized by the Acquired Fund Shareholders of the applicable Acquired Fund upon the exchange of their Acquired Fund Shares solely for Acquiring Fund Shares as part of the applicable Transaction.

7.

The aggregate basis of the Acquiring Fund Shares that each Acquired Fund Shareholder of the applicable Acquired Fund receives in connection with the applicable Transaction will be the same as the aggregate basis of his or her Acquired Fund Shares exchanged therefor.

8.

An Acquired Fund Shareholder’s holding period for his or her Acquiring Fund Shares acquired in the Transaction will include the period for which he or she held the Acquired Fund Shares exchanged therefor, provided that he or she held such Acquired Fund Shares as capital assets on the date of the exchange.

This opinion is being delivered solely to you for your use in connection with the referenced Transactions, and may not be relied upon by any other person or used for any other purpose.

Very truly yours,

/s/ Bingham McCutchen LLP

BINGHAM MCCUTCHEN LLP